UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Zhihu Inc.

(Name of Subject Company (Issuer))

Zhihu Inc.

(Name of Filing Person (Issuer))

Class A Ordinary Shares
par value US$0.000125 per share

(Title of Class of Securities)

KYG989MJ1017

(ISIN Number of Class of Securities)

American Depositary Shares

each representing three Class A Ordinary Shares, par value US$0.000125 per share

(Title of Class of Securities)

98955N 207

(CUSIP Number of Class of Securities)

Han Wang

Chief Financial Officer

Zhihu Inc.
18 Xueqing Road
Haidian District, Beijing 100083
People’s Republic of China

+86 (10) 8271-6603

with copy to:

Shu Du, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Schedule TO

This Amendment No. 1 to the Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2024, by Zhihu Inc. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. This Amendment No. 1 relates to (i) the results of the Company’s extraordinary general meeting held on October 16, 2024 in Beijing, China in connection with the all cash tender offers by the Company to buy back 46,921,448 Class A Ordinary Shares (including in the form of ADSs) at an Offer Price of HK$9.11 per Class A Ordinary Share (equivalent of US$3.50 per ADS) and (ii) the satisfaction of the Condition of the Tender Offers. All capitalized terms used but not specifically defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the U.S. Offer to Purchase.

The information contained in the Schedule TO, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

(c)	Other Material Information. On October 16, 2024, the Company announced the results of the EGM of the Company, at which the ordinary resolution to approve the Offers was duly adopted, and thus the satisfaction of the Condition of the Offers.

Item 12.	Exhibits

(a)(1)(A)*	U.S. Offer to Purchase, dated as of September 9, 2024.

(a)(1)(B)*	ADS Letter of Transmittal.

(a)(1)(C)*	Form of Acceptance.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(F)*	Form of Withdrawal.

(a)(1)(G)*	Notice of Extraordinary General Meeting.

(a)(1)(H)*	Form of Proxy for the Extraordinary General Meeting.

(a)(1)(I)*	Form of Voting Instruction Card for Holders of American Depositary Shares.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Announcement made by the Company in accordance with Rule 3.5 of the Code on Takeovers and Mergers of Hong Kong, dated as of July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on July 19, 2024).

(a)(5)(B)	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on August 9, 2024).

(a)(5)(C)*	Press Release issued by the Company, dated as of September 9, 2024.

(a)(5)(D)*	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of September 9, 2024.

(a)(5)(E)†	Press Release issued by the Company, dated as of October 16, 2024.

(a)(5)(F)†	Announcement made by the Company in accordance with Rule 19.1 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 16, 2024.

(b)	Not applicable.

(d)*	Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated May 10, 2024.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*             Previously filed.

†             Filed herewith.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	U.S. Offer to Purchase, dated as of September 9, 2024.

(a)(1)(B)*	ADS Letter of Transmittal.

(a)(1)(C)*	Form of Acceptance.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.

(a)(1)(F)*	Form of Withdrawal.

(a)(1)(G)*	Notice of Extraordinary General Meeting.

(a)(1)(H)*	Form of Proxy for the Extraordinary General Meeting.

(a)(1)(I)*	Form of Voting Instruction Card for Holders of American Depositary Shares.

(a)(5)(A)	Announcement made by the Company in accordance with Rule 3.5 of the Code on Takeovers and Mergers of Hong Kong, dated as of July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on July 19, 2024).

(a)(5)(B)	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on August 9, 2024).

(a)(5)(C)*	Press Release issued by the Company, dated as of September 9, 2024.

(a)(5)(D)*	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of September 9, 2024.

(a)(5)(E)†	Press Release issued by the Company, dated as of October 16, 2024.

(a)(5)(F)†	Announcement made by the Company in accordance with Rule 19.1 of the Code on Takeovers and Mergers of Hong Kong, dated as of October 16, 2024.

(d)*	Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated May 10, 2024.

107*	Filing Fee Table.

*          Previously filed.

†          Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zhihu Inc.

By:	/s/ Han Wang
Name:	Han Wang
Title:	Chief Financial Officer

Dated: October 16, 2024